

Ryan Ferretti

VP of Technology at CraftJack

Chicago, Illinois

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CraftJack

DePaul University

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88 connections

Experienced Senior Software Architect with a demonstrated history of working in the information technology and services industry. Skilled in Octopus, Test Automation, Team Building, Ruby on Rails, and Behavior-Driven Development (BDD). Strong engineering professional with a Master's degree fo...

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Experience

VP of Technology
CraftJack
Feb 2016 – Present • 2 yrs 5 mos

Senior Software Architect
SPR
2005 – Feb 2016 • 11 yrs

Team Lead
GCM Grosvenor
2011 – 2015 • 4 yrs

Education

DePaul University
Master's degree, Computer Science
2004 – 2005

DePaul University
Bachelor's degree, Computer Science
2000 – 2004

Skills & Endorsements

C#

Ruby

JavaScript

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